Exhibit 99.1

MMTEC, Inc. Announces Receipt of Nasdaq Decision Regarding Minimum Bid Price Deficiency

HONG KONG, December 11, 2025 /PRNewswire/ -- MMTEC, Inc. (NASDAQ: MTC) (“MMTEC”, “we”, “our” or the “Company”), a China-based technology company that provides access to the U.S. financial markets, today announced that on December 9, 2025, the Company received a decision letter (the “Decision Letter”) from the Nasdaq Hearings Panel of The Nasdaq Stock Market LLC (“Nasdaq”). The Company previously received a determination letter (the “Determination Letter”) which advised that for the 30 consecutive business days prior to the date of the Determination Letter the minimum closing bid price per share for the Company’s common stock was below the $1.00 per share requirement for continued listing under Nasdaq Listing Rule 5550(a)(2) (the “Bid Price Rule”). In addition, because the Company effected a one-for-eight reverse stock split on December 18, 2024, pursuant to Nasdaq Listing Rule 5810(c)(3)(A)(iv), the Company was not eligible for the 180-calendar day compliance period otherwise available under Nasdaq Listing Rule 5810(c)(3)(A). As a result, the Determination Letter stated that Nasdaq had determined to delist the Company’s securities from The Nasdaq Capital Market.

The Company subsequently requested a hearing before a Nasdaq Hearings Panel (the “Panel”) to appeal this determination, as it had a right to. In its pre-hearing submission, Nasdaq’s Listing Qualifications Department staff (the “Staff”) suggested that the Panel find the Company in compliance with the Bid Price Rule as the Company’s stock had maintained a closing bid price of above $1.00 since November 6, 2025. The Staff also recommended that the Panel impose a one-year discretionary monitor (the “Panel Monitor”).

On December 8, 2025, counsel for the Company requested that the hearing be canceled and the Company found in compliance and placed under a Panel Monitor as requested by Staff.

The Panel has reviewed and approved the request finding the Company in compliance with the Bid Price Rule and placing it under a Panel Monitor for a one-year period from the date of the Decision Letter.

The Nasdaq Listing and Hearing Review Council may, on its own motion, determine to review any Panel decision within 45 calendar days after issuance of the written decision. If the Listing Council determines to review the decision, it may affirm, modify, reverse, dismiss or remand the decision to the Panel. The Company will be immediately notified in the event the Listing Council determines that this matter will be called for review.

This press release is issued pursuant to Nasdaq Listing Rule 5810(b), which requires prompt disclosure of receipt of a delisting determination.

About MMTEC, Inc.

Headquartered in Hong Kong Special Administrative Region, our Company mainly focuses on investment banking and asset management business, providing customers with one-stop and all-round financial services.

More information about the Company can be found at: www.haisc.com.

Forward-Looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may”, “will”, “intend”, “should”, “believe”, “expect”, “anticipate”, “project”, “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Specifically, the Company’s statements regarding its ability to regain compliance with the Bid Price Rule, its continued growth, its business outlook, and other similar statements are forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission, including the Company’s most recently filed Annual Report on Form 20-F and its subsequent filings. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.